07022088

Ladbrokes PLC

PLC

RECEIVED

2007 MAR -3 A 9:34

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	19	10	1,716
JOHN O'REILLY	19	10	1,716
PDMRs			
MIKE O'KANE	19	10	1,716
MICHAEL NOBLE	19	10	1,716

SUPPL

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 MARCH 2007 AT 396.75P PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

dw 7/3

aesp70305

LADBROKES PLC HAS BEEN NOTIFIED BY MR B G WALLACE THAT ON HIS APPOINTMENT AS A DIRECTOR OF THE COMPANY ON 5 MARCH 2007 HE HAD AN INTEREST IN 38,302 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY.

OTHER THAN MR WALLACE'S CURRENT DIRECTORSHIPS OF HAYS PLC AND SCOTTISH AND NEWCASTLE PLC AND HIS PREVIOUS DIRECTORSHIP OF LADBROKES PLC (THEN NAMED HILTON GROUP PLC) FROM WHICH HE RESIGNED ON 22 FEBRUARY 2006 FOLLOWING THE SALE OF HILTON INTERNATIONAL, THERE ARE NO DETAILS TO BE DISCLOSED IN RESPECT OF MR WALLACE PURSUANT TO LISTING RULE 9.6.13R.

MS R P THORNE, WHO AS ANNOUNCED ON 5 MARCH 2007 WAS REPLACED BY MR WALLACE AS GROUP FINANCE DIRECTOR, FORMALLY RESIGNED AS A DIRECTOR OF THE COMPANY ON 12 MARCH 2007. SHE WILL CONTINUE IN THE COMPANY'S EMPLOYMENT UNTIL 30 APRIL 2007.

END